Exhibit 99.1
Caesarstone Reports 2019 First Quarter Financial Results
and Announces Global Growth Acceleration Plan

•	Revenue of $128.2 million
•	Net loss of $0.4 million, or $0.01 per share
•	Adjusted net income of $2.7 million, or $0.08 per share
•	Adjusted EBITDA of $11.6 million
•	Announces a Global Growth Acceleration Plan focused on growth with excellence and efficiency, including an immediate 7% global workforce reduction and planned expansion of the U.S. sales force
•	Reiterates full year 2019 outlook

MP MENASHE, Israel - May 1, 2019 - Caesarstone Ltd. (NASDAQ: CSTE), a leading developer and manufacturer of high-quality engineered quartz surfaces, today reported financial results for its first quarter ended March 31, 2019 and announced Global Growth Acceleration Plan.

Yuval Dagim, Chief Executive Officer, commented, “We are excited to announce today our Global Growth Acceleration Plan to further distinguish the Caesarstone brand. We believe that this plan will yield better allocation of our resources while more efficiently positioning our business for sustained profitable growth. Through this plan, we are implementing our new matrix organization structure, shifting our resources to invest in the right talent and technology to more efficiently manage our go-to-market, supply chain, and production processes. In North America, we are making good progress on the integration of our U.S. and Canadian operations and look forward to capture the great opportunity in this region. We believe our collective actions are starting to position our Company to better navigate an evolving global landscape to improve results and generate greater value in the coming years.”

Ophir Yakovian, Chief Financial Officer, added, “We achieved improvement in certain financial and operational measurements, primarily reflecting our efforts to control costs and improve our operational efficiency as we operate in more challenging global market conditions. While our core business in the U.S. grew for a third consecutive quarter, overall sales declined year-over-year on a constant currency basis mainly due to softer markets in our major territories outside the U.S. With the Global Growth Acceleration Plan announced today, we believe we are taking the right steps to support the accomplishment of our objectives in 2019 and we continue to expect the significant improvement of our results to be weighted towards the second half of the year.”

First Quarter 2019 Results

Revenue in the first quarter of 2019 was $128.2 million compared to $136.1 million in the prior year quarter. On a constant currency basis, first quarter revenue was lower by 1.9% year-over-year, with sales improvement in Europe and the Company’s core business in the U.S. more than offset by softer performance in Ikea U.S. and in other regions.

Gross margin in the first quarter was 24.4% compared to 25.2% in the prior year quarter. Adjusted gross margin in the first quarter was 25.3% compared to 25.2% in the prior year quarter. The similar adjusted gross margin mainly reflects increased manufacturing unit costs due to lower fixed cost absorption and foreign exchange headwinds, offset by more favorable geographic and product mix, lower raw material costs and improved supply chain efficiencies.

Operating income in the first quarter was $0.6 million compared to $1.4 million in the prior year quarter.

Adjusted EBITDA, which excludes expenses for share-based compensation, legal settlements and loss contingencies and for non-recurring items, was $11.6 million in the first quarter, representing a margin of 9.1%. This compares to adjusted EBITDA of $11.2 million, representing a margin of 8.2%, in the prior year quarter. This year-over-year margin comparison primarily reflects lower operating expenses more than offsetting the revenue decline.

Finance expenses in the first quarter were $0.3 million compared to finance income of $0.5 million in the prior year quarter. The difference was primarily due to the negative impact of the U.S. dollar appreciation against the Company’s other main currencies.

The Company reported a net loss attributable to controlling interest for the first quarter of $0.4 million, compared to net income of $1.5 million in the prior year quarter. Diluted net loss per share for the first quarter was $0.01, compared to diluted net income per share of $0.05 in the prior year quarter.  Adjusted diluted net income per share for the first quarter was $0.08 on 34.5 million shares, compared to $0.10 on 34.4 million shares in the prior year quarter.

Balance Sheet

The Company's balance sheet as of March 31, 2019 remained strong, including cash, cash equivalents and short-term bank deposits of $86.8 million with no financial debts to banks.

The Company’s dividend policy provides for a quarterly cash dividend in the range of $0.10 to $0.15 per share up to the lesser of 50% of reported net income attributable to controlling interest (i) on a quarterly basis or (ii) on a year-to-date basis, subject in each case to approval by its board of directors. Pursuant to the Company’s dividend policy, the Company does not intend to pay a dividend for the first quarter, based on its first quarter reported net loss attributable to controlling interest.

Global Growth Acceleration Plan

The Company today announced its Global Growth Acceleration Plan. The plan is an outcome of a thorough analysis performed by the management over the recent months to define priorities and strategic focus while identifying the main operational inefficiencies and aiming to support growth objectives through a more strategic alignment of resources.

The cost reduction measures are intended to move the Company towards a more efficient and lean structure. Accordingly, today the Company announced an immediate reduction in its global headcount by approximately 7% across all business units and regions. Through these actions the Company expects to gain efficiencies in a range of areas including production, supply chain and general & administrative functions. As part of the headcount reductions, the Company will temporarily reduce effective capacity at its U.S. manufacturing facility by 50%, which is expected to provide for increased production efficiency and reduced inventory levels over the next 12 months.

The Company also plans to embark on a range of investments to enhance its innovative portfolio of premier product offerings, expand its selling efforts in key markets, implement a digital transformation within the Company and streamline processes.  The Company plans to expand its US sales force by 15-20% over the next twelve months, primarily targeting large metropolitan areas and markets with weak presence locations. The technology and digital investments will be geared towards operational enhancements in inventory management and production, along with improvement of the Company’s go-to-market tools.

In alignment with the plan, the Company recently bolstered its global management team with the appointment of Ms. Rinat Efrima as the new Global Chief Marketing Officer, and Ms. Suzie Roth for the newly created role of Chief Information Officer.

The Company expects to fund its growth and operational investments with a portion of the anticipated savings from the cost reduction measures. The financial impact of the Global Growth Acceleration Plan is reflected in the Company’s unchanged outlook for 2019 and intended to drive additional growth in revenue and Adjusted EBITDA in the coming years. In connection with the headcount reductions, the Company intends to incur a one-time charge of approximately $1 million, including severance, in the second quarter of 2019.

Beyond currently identified opportunities, the Company will continue to pursue additional avenues to drive efficiencies and accelerate growth through its multi-year Global Growth Acceleration Plan.

Mr. Dagim, commented, “The Global Growth Acceleration Plan will better position the Company and strengthen its core business, operational and technological activities”.

Outlook

The Company reiterates its 2019 outlook and expects revenue to be in the range of $580 million to $600 million and adjusted EBITDA to be in the range of $72 million to $80 million. The Company expects to show improvement in key metrics beginning in the second half of 2019.

Conference Call Details

The Company will host a conference call today at 8:30 a.m. ET to discuss the results, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.caesarstone.com. To access the call, dial toll-free 1-877-407-4018 or +1-201-689-8471 (international). The toll-free Israeli number is 1 80 940 6247. Upon dialing in, please request to join the Caesarstone First Quarter Earnings Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter pass code 13689655. The replay will be available beginning at 11:30 a.m. ET on Wednesday, May 1, 2019 and will last through 11:59 p.m. ET on Wednesday, May 8, 2019.

About Caesarstone

Caesarstone is a concept and lifestyle-driven company with a customer-centered approach to designing, developing, and producing high-end engineered quartz surfaces used in residential and commercial buildings. Caesarstone® products offer superior aesthetic appeal and perfected functionality through a distinct variety of colors, styles, textures and finishes used in countertops, vanities, wall cladding, floors, and other interior surfaces. Marked by their inherent longevity characteristics such as non-porousness, scratch and stain resistance, and durability, the company’s product umbrella offers a highly desirable alternative to other surfaces. Strong commitment to service has fostered growing customer loyalty in over 50 countries where the four distinct Caesarstone product collections are available: Classico, Supernatural, Metropolitan and Concetto. For more information please visit our website: www.caesarstone.com.

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. Reconciliations of GAAP gross profit to adjusted gross profit, GAAP net income attributable to controlling interest to adjusted net income attributable to controlling interest and net income to Adjusted EBITDA are provided in the schedules to this release. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to the Company's plans, objectives and expectations for future operations, including expectations of the results of its business optimization initiative and its projected results of operations. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the ability of the company to realign aspects of its business based on the business optimization initiative, the strength of the home renovation and construction sectors; intense competitive pressures; the outcome of silicosis and other bodily injury claims; regulatory requirements relating to hazards associated with exposure to silica dust; manufacturing of existing products and managing required changes in production; economic conditions within any of our key existing markets  changes in raw material prices; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; unpredictability of seasonal fluctuations in revenues; delays in manufacturing and other factors discussed under the heading "Risk Factors" in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Public Relations:
Caesarstone - Maya Lustig
Maya.Lustig@caesarstone.com
+ 972 54 677 8100

Investor Relations:
ICR, Inc. - Rodny Nacier
CSTE@icrinc.com
+1 646 277-1237

Caesarstone Ltd. and its subsidiaries Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	March 31, 2019	December 31, 2018
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents and short-term bank deposits	$86,750	$93,562
Trade receivables, net	74,563	72,555
Other accounts receivable and prepaid expenses	29,339	25,495
Inventories	147,523	158,492

Total current assets	338,175	350,104

LONG-TERM ASSETS:

Severance pay fund	3,538	3,591
Other long-term receivables	6,333	5,435
Deferred tax assets, net	7,066	6,372
Long-term deposits and prepaid expenses	2,813	2,799
Right of use assets	71,987	-
Property, plant and equipment, net	211,112	213,338
Goodwill	35,353	35,283

Total long-term assets	338,202	266,818

Total assets	$676,377	$616,922

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$-	$7,567
Trade payables	44,777	55,787
Related party and other loan	3,033	2,908
Short term legal settlements and loss contingencies	17,452	13,146
Accrued expenses and other liabilities	40,488	31,873

Total current liabilities	105,750	111,281

LONG-TERM LIABILITIES:

Long-term loan and financing leaseback from a related party	7,155	7,089
Legal settlements and loss contingencies long-term	25,980	26,089
Long-term lease liabilities	62,869	-
Accrued severance pay	4,646	4,695
Long-term warranty provision	1,276	1,267
Deferred tax liabilities, net	160	-

Total long-term liabilities	102,086	39,140

EQUITY:

Ordinary shares	371	371
Treasury shares - at cost	(39,430)	(39,430)
Additional paid-in capital	154,644	153,593
Capital fund related to non-controlling interest	(5,587)	(5,587)
Accumulated other comprehensive loss	(1,783)	(3,177)
Retained earnings	360,326	360,731

Total equity	468,541	466,501

Total liabilities and equity	$676,377	$616,922

Caesarstone Ltd. and its subsidiaries Condensed consolidated statements of income (loss)

	Three months ended March 31,
U.S. dollars in thousands (except per share data)	2019	2018
	(Unaudited)

Revenues	$128,197	$136,058
Cost of revenues	96,928	101,814

Gross profit	31,269	34,244

Operating expenses:
Research and development	942	756
Marketing and selling	17,074	18,360
General and administrative	11,033	11,204
Legal settlements and loss contingencies, net	1,576	2,497

Total operating expenses	30,625	32,817

Operating income	644	1,427
Finance expenses (income), net	322	(540)

Income before taxes on income	322	1,967
Taxes on income	727	511

Net income (loss)	$(405)	$1,456

Net loss attributable to non-controlling interest	-	37
Net income (loss) attributable to controlling interest	$(405)	$1,493
Basic net income (loss) per ordinary share (*)	$(0.01)	$0.05
Diluted net income (loss) per ordinary share (*)	$(0.01)	$0.05
Weighted average number of ordinary shares used in computing basic income per ordinary share	34,366,954	34,343,749
Weighted average number of ordinary shares used in computing diluted income per ordinary share	34,366,954	34,383,006

(*) The numerator for the calculation of net income per share for the three months ended March 31, 2018 has been increased by approximately $0.1 million to reflect the adjustment to redemption value associated with the redeemable non-controlling interest.

Caesarstone Ltd. and its subsidiaries Selected Condensed consolidated statements of cash flows

	Three months ended March 31,
U.S. dollars in thousands	2019	2018
	(Unaudited)
Cash flows from operating activities:

Net income (loss)	$(405)	$1,456
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,763	7,250
Share-based compensation expense	1,052	30
Accrued severance pay, net	2	(513)
Changes in deferred tax, net	(520)	(2,829)
Capital gain	(17)	-
Legal settlemnets and loss contingencies, net	1,576	2,497
Increase in trade receivables	(1,647)	(173)
Increase in other accounts receivable and prepaid expenses	(1,816)	(3,924)
Decrerase (increase) in inventories	11,069	(9,863)
Decrease in trade payables	(10,117)	(1,334)
Increase (decrease) in warranty provision	(94)	53
Changes in right of use assets	(71,987)	-
Changes in lease liabilities	73,414	-
Increase (decrease) in accrued expenses and other liabilities including related party	143	(13,616)

Net cash provided by (used in) operating activities	7,416	(20,966)

Cash flows from investing activities:

Purchase of property, plant and equipment	(6,276)	(4,112)
Proceeds from sale of property, plant and equipment	29	-
Increase in long term deposits	7	(42)

Net cash used in investing activities (*)	(6,240)	(4,154)

Cash flows from financing activities:

Dividend paid	-	(9,960)
Dividend paid by subsidiary to non-controlling interest	-	(559)
Changes in short-term bank credit and loans, net	(7,771)	9,294
Repayment of a financing leaseback related to Bar-Lev transaction	(293)	(294)

Net cash used in financing activities	(8,064)	(1,519)

Effect of exchange rate differences on cash and cash equivalents	76	43

Decrease in cash and cash equivalents and short-term bank deposits	(6,812)	(26,596)
Cash and cash equivalents and short-term bank deposits at beginning of the period	93,562	138,707

Cash and cash equivalents and short-term bank deposits at end of the period	$86,750	$112,111

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	(1,832)	366

Caesarstone Ltd. and its subsidiaries

	Three months ended March 31,
U.S. dollars in thousands	2019	2018
	(Unaudited)
Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$31,269	$34,244
Non-recurring import related expenses	1,110	-
Adjusted Gross profit (Non-GAAP)	$32,379	$34,244

Caesarstone Ltd. and its subsidiaries

	Three months ended March 31,
U.S. dollars in thousands	2019	2018
	(Unaudited)
Reconciliation of Net Income to Adjusted EBITDA:
Net income (loss)	$(405)	$1,456
Finance expenses (income), net	322	(540)
Taxes on income	727	511
Depreciation and amortization	6,763	7,250
Legal settlements and loss contingencies, net (a)	1,576	2,497
Share-based compensation expense (b)	1,052	30
Non-recurring items (c)	1,599	-

Adjusted EBITDA (Non-GAAP)	$11,634	$11,204

(a)	Consists of legal settlements expenses and loss contingencies, net, related to product liability claims and other adjustments to on-going legal claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Relates mainly to non-recurring import related expenses and expenses related to North American region establishment.

Caesarstone Ltd. and its subsidiaries

	Three months ended March 31,
U.S. dollars in thousands (except per share data)	2019	2018
	(Unaudited)
Reconciliation of net income (loss) attributable to controlling interest to adjusted net income attributable to controlling interest:
Net income (loss) attributable to controlling interest	$(405)	$1,493
Legal settlements and loss contingencies, net (a)	1,576	2,497
Share-based compensation expense (b)	1,052	30
Non-recurring items (c)	1,599	-
Total adjustments	4,227	2,527
Less tax on non-tax adjustments (d)	1,099	656
Total adjustments after tax	3,128	1,871

Adjusted net income attributable to controlling interest (Non-GAAP)	$2,723	$3,364
Adjusted diluted EPS (e)	$0.08	$0.10

(a)	Consists of legal settlements expenses and loss contingencies, net, related to product liability claims and other adjustments to on-going legal claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Relates mainly to non-recurring import related expenses and expenses related to North American region establishment.
(d)	Tax adjustment for the three months ended March 31, 2018 was based on the effective tax rates for this period.
For the three months ended March 31, 2019 the Company applied the effective tax rate used in the comparable figure as current effective tax rate is not indicative for the on-going business.
(e)	In calculating adjusted diluted (Non-GAAP) EPS, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries Geographic breakdown of revenues by region

	Three months ended March 31,
U.S. dollars in thousands	2019	2018
	(Unaudited)

USA (*)	$56,417	$56,750
Australia (incl. New Zealand)	25,214	28,903
Canada (*)	20,178	23,355
Israel	10,741	11,790
Europe	8,806	7,433
Rest of World	6,841	7,827
	$128,197	$136,058

(*)	Total revenues for the three months ended March 31, 2019 and 2018 in the North American region were $76,595 and $80,105, respectively.